Mercedes-Benz Auto Lease Trust 2019-B
Investor Report

Amounts in USD

Dates

Collection Period No.	20	
Collection Period (from... to)	1-Jun-2021	30-Jun-2021
Determination Date	13-Jul-2021	
Record Date	14-Jul-2021	
Payment Date	15-Jul-2021	
Interest Period of the Class A-1 Notes (from... to)	15-Jun-2021	15-Jul-2021	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 7/15/2021	15-Jun-2021	15-Jul-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	530,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	440,000,000.00	353,954,514.46	312,300,532.05	41,653,982.41	94.668142	0.709774
Class A-4 Notes	109,960,000.00	109,960,000.00	109,960,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,279,960,000.00**	**463,914,514.46**	**422,260,532.05**	**41,653,982.41**		
Overcollateralization	208,393,333.59	226,973,883.37	226,973,883.37			
Total Securitization Value	**1,488,353,333.59**	**690,888,397.83**	**649,234,415.42**			
present value of lease payments	612,169,560.17	161,410,899.35	143,716,124.12			
present value of Base Residual Value	876,183,773.42	529,477,498.48	505,518,291.30			

	Amount	Percentage
Initial Overcollateralization Amount	208,393,333.59	14.00%
Target Overcollateralization Amount	226,973,883.37	15.25%
Current Overcollateralization Amount	226,973,883.37	15.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	2.010000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	2.000000%	589,924.19	1.340737	42,243,906.60	96.008879
Class A-4 Notes	2.050000%	187,848.33	1.708333	187,848.33	1.708333
Total		**777,772.52**		**$42,431,754.93**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,413,935,666.91**	**616,470,731.15**	**574,816,748.74**

Available 2019-B Collections

Lease Payments Received	16,397,753.88
Net Sales Proceeds-early terminations (incl Defaulted Leases)	19,257,831.92
Net Sales Proceeds-scheduled terminations	16,950,301.58
Excess wear and tear included in Net Sales Proceeds	29,624.97
Excess mileage included in Net Sales Proceeds	64,386.29
Subtotal	52,605,887.38
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	442.39
Total Available Collections	**52,606,329.77**

Distribution on the Exchange Note

(1) Total Servicing Fee		575,740.33
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(2.06%)	1,058,274.76
(3) Exchange Note Principal Distributable Amount		41,653,982.41
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		9,318,332.27
Total Distribution		**52,606,329.77**

Available Funds ABS Notes

Total Exchange Note Payments	42,712,257.17
Reserve Account Draw Amount	0.00
Total Available Funds	**42,712,257.17**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	777,772.52
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	41,653,982.41
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	280,502.24
Total Distribution	**42,712,257.17**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	575,740.33	575,740.33	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	777,772.52	777,772.52	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	589,924.19	589,924.19	0.00
thereof on Class A-4 Notes	187,848.33	187,848.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	777,772.52	777,772.52	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	41,653,982.41	41,653,982.41	0.00
Principal Distribution Amount	41,653,982.41	41,653,982.41	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,720,883.33
Reserve Fund Amount - Beginning Balance	3,720,883.33
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	30.58
minus Net Investment Earnings	30.58
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,720,883.33
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	30.58
Net Investment Earnings on the Exchange Note	
Collection Account	411.81
Investment Earnings for the Collection Period	442.39

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,488,353,333.59	34,342
Securitization Value beginning of Collection Period	690,888,397.83	19,348
Principal portion of lease payments	11,693,185.47	
Terminations- Early	15,765,719.97	
Terminations- Scheduled	13,605,913.52	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	589,163.45	
Securitization Value end of Collection Period	649,234,415.42	18,416
Pool Factor	43.62%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.71%
Weighted Average Remaining Term (months)	24.66	10.96
Weighted Average Seasoning (months)	13.74	28.04
Aggregate Base Residual Value	1,019,238,943.26	539,228,490.62
Cumulative Turn-in Ratio		74.49%
Proportion of base prepayment assumption realized life to date		47.98%
Actual lifetime prepayment speed		0.49%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	646,907,735.07	18,355	99.64%
31-60 Days Delinquent	1,695,261.92	44	0.26%
61-90 Days Delinquent	560,661.96	14	0.09%
91-120 Days Delinquent	70,756.47	3	0.01%
Total	649,234,415.42	18,416	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.097%
Delinquency Trigger occurred	No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Number of Leases	Cumulative Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	402,880.61	12	19,722,189.27	468
Liquidation Proceeds	343,111.09		15,123,827.60	
Recoveries	195,788.35		3,545,542.77	
Principal Net Credit Loss / (Gain)	(136,018.83)		1,052,818.90	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.244)%	
Prior Collection Period	(0.328%)	
Second Prior Collection Period	(0.053%)	
Third Prior Collection Period	(0.613%)	
Four Month Average	(0.310)%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value		0.071%
Average Net Credit Loss / (Gain)		2,249.61

Residual Loss	Current Amount	Number of Leases	Cumulative Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	29,557,916.33	920	494,408,557.92	15,451
Sales Proceeds and Other Payments Received	35,636,723.28		556,215,175.35	
Residual Loss / (Gain)	(6,078,806.95)		(61,806,617.43)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(10.886)%	
Prior Collection Period	(8.966%)	
Second Prior Collection Period	(9.275%)	
Third Prior Collection Period	(10.796%)	
Four Month Average	(9.981)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value		(4.153)%
Average Residual Loss / (Gain)		(4,000.17)